CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm in the Registration Statement on Form N-1A of Cantor Select Portfolios Trust with respect to the filing of the Prospectus and Statement of Additional Information for Cantor Fitzgerald High Income Fund and Cantor Fitzgerald Equity Opportunity Fund, each a series of Cantor Select Portfolios Trust.

We also consent to the incorporation by reference of our report dated February 29, 2024, with respect to the financial statements and financial highlights of the Predecessor Funds; Aquila High Income Fund and of Aquila Opportunity Growth Fund, each a series of Aquila Funds Trust included in the Annual Report to Shareholders (Form N-CSR) for the year ended December 31, 2023 into this Registration Statement, filed with the Securities and Exchange Commission

/s/TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania

June 24, 2024